Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

TRANSCEND SERVICES, INC.

Transcend Services, Inc. a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that (i) the Certificate of Incorporation of the Corporation was originally filed on August 5, 1987 under the name of First Western Health Corporation (ii) the Amended and Restated Certificate of Incorporation was filed March 5, 2009, and (iii) Certificate of Change of Registered Agent was filed March 9, 2010, and the Amended and Restated Certificate of Incorporation is hereby further amended pursuant to Section 242 of the General Corporation Law of the State of Delaware.

The Corporation does also hereby certify that this Certificate of Amendment was duly adopted by the Corporation’s Board of Directors and by the Stockholders of the Corporation in accordance with the applicable provisions of Sections 141, 222, and 242 of the General Corporation Law of the State of Delaware.

The Amended and Restated Certificate of Incorporation of the Corporation is amended as follows:

The first sentence of Article IV of the Amended and Restated Certificate of Incorporation shall be deleted in its entirety and replaced with the following:

“The aggregate number of shares which the Corporation shall have the authority to issue is Thirty-two Million (32,000,000) of which Thirty Million (30,000,000) shall be common stock, par value of $0.05 per share, and Two Million (2,000,000) shall be preferred stock, par value $0.01 per share.”

The remainder of the Amended and Restated Certificate of Incorporation shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on May 27, 2010.

TRANSCEND SERVICES, INC.

/s/ Larry G. Gerdes
Larry G. Gerdes Chief Executive Officer

ATTEST:

/s/ Lance Cornell
Lance Cornell Chief Financial Officer/Corporate Secretary